EXHIBIT 3.2
CERTIFICATE OF AMENDMENT
TO THE
SECOND RESTATED CERTIFICATE OF INCORPORATION
OF
CERNER CORPORATION

     Cerner Corporation (the “Company”), a corporation existing under the laws of the State of Delaware, for the purpose of amending its Second Restated Certificate of Incorporation of the Corporation, in accordance with the General Corporation Law of Delaware, does hereby make and execute this Certificate of Amendment of the Second Restated Certificate of Incorporation and does hereby certify that:
     1. The Second Restated Certificate of Incorporation of the Corporation be amended by deleting Section 1.2 of Article FOURTH in its entirety, and all designated shares of Series A Preferred Stock shall, following effectiveness of such amendment to the Second Restated Certificate of Incorporation, be available for authorization and issuance as a new series of Preferred Stock as provided therein.
     2. The Amendment to the Second Restated Certificate of Incorporation of the Company set forth above was duly adopted at a meeting of the Board of Directors of the Company and subsequently approved at an annual meeting of shareholders of the Company by an affirmative vote of a majority of the outstanding shares of the Company’s Common Stock, par value $.01 per share, entitled to vote thereon in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, Cerner Corporation has caused this Certificate of Amendment to be executed on its behalf by its President, and attested by its Secretary, on May 27, 2011, and each of them does hereby affirm and acknowledge that this Certificate of Amendment is the act and deed of the Company and that the facts stated herein are true.

CERNER CORPORATION
By:	/s/ Neal L. Patterson
Neal L. Patterson
President

(CORPORATE SEAL)
ATTEST:

/s/ Randy D. Sims
Randy D. Sims
Secretary